Filed Pursuant to Rule 424(b)(3)

Registration No. 333-221059

Prospectus Supplement No. 2

(to Prospectus dated December 5, 2017,

as supplemented by Prospectus Supplement No. 1

dated December 6, 2017)

REED’S, INC.

SUBSCRIPTION RIGHTS TO PURCHASE UP TO 9,333,333 UNITS

This prospectus supplement no. 2 supplements the prospectus dated December 5, 2017 (as supplemented by prospectus supplement no. 1 dated December 6, 2017, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-221059), relating to the distribution of non-transferable subscription rights to purchase up to an aggregate of $14 million of units. Each unit consists of one share of common stock and 1/2 of a warrant. Each whole warrant will be exercisable for one share of our common stock. We refer to the distribution that is the subject of the Prospectus and this supplement no. 2 as the rights offering.

In the rights offering, holders received one subscription right for every share of common stock owned at 5:00 p.m., Eastern Time, on December 1, 2017, the record date of the rights offering.

We are filing this prospectus supplement no. 2 to change the subscription price for each unit from $1.75 to $1.50 and the exercise price of each whole warrant from $2.36 to $2.025. We are also extending the expiration time of the rights offering from 5:00 P.M. Eastern time on December 15, 2017 to 5:00 P.M. Eastern time on December 19, 2017. We also have agreed to reduce the conversion price of the currently outstanding note in favor of Raptor/ Harbor Reeds SPV LLC (“Raptor”) from $1.75 to $1.50.

This prospectus supplement no. 2 should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement no. 2 and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

Holders of the subscription rights who have already exercised their subscription rights at $1.75 per unit will be considered to have exercised their subscription rights at $1.50 per unit and will receive an appropriate refund as soon as practicable after the termination or expiration of the rights offering, without interest or penalty.

The minimum amount of proceeds necessary in order for us to close the rights offering combined from the exercise of subscription rights by holders and the backstop commitment is $10.5 million.

We engaged Maxim Group LLC to act as dealer-manager in the rights offering.

The exercise of subscription rights for shares of our units involves a high degree of risk. See “Risk Factors” beginning on page 17 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Our common stock is listed on the NYSE American under the symbol “Reed.” On December 8, 2017, the last reported sale price of our common stock was $1.70. We do not intend to list the warrants for trading on a national securities exchanger or the over-the-counter market. The subscription rights are non-transferrable and will not be listed for trading on NYSE American or any other national securities exchange or market. You are urged to obtain a current price quote for our common stock before exercising your subscription rights.

	Subscription Price	Dealer Manager Fee (1)	Proceeds, Before Expenses, to us
Per unit	$1.50	$0.105	$1.395
Total (2)	$14,000,000	$980,000	$13,020,000

(1) In connection with this rights offering, we have agreed to pay to Maxim Group LLC as the dealer-manager a cash fee equal to: (i) 7% of the gross proceeds received by us directly from exercises of the subscription rights, other than from exercises by our officers and directors or the backstop provider, (ii) 4% of the gross proceeds received from certain investors having prior existing relationships with the Company, and (iii) 2% of the gross proceeds received by us from the backstop commitment or from the backstop provider’s exercise of the subscription rights. We have also agreed to reimburse the dealer-manager for its expenses up to $75,000. See “Plan of Distribution.”

(2) Assumes that the rights offering is fully subscribed from exercises of subscription rights, the maximum offering amount in the aggregate of $14,000,000 is subscribed through exercise of subscription rights by rights holders other than backstop provider, officers, directors and investors having prior existing relationships with the Company. Excludes proceeds from the exercise of warrants included within the units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

Dealer-Manager

Maxim Group LLC

The date of this prospectus supplement is December 11, 2017.

This prospectus supplement no. 2 amends and supplements the prospectus to reflect:

●	the reduction of the subscription price of the non-transferable subscription rights from $1.75 per unit to $1.50 per unit, the reduction of the exercise price of each whole warrant from $2.36 to 2.025;

●	the reduction of the conversion price of Raptor’s note from $1.75 to $1.50 per share of common stock;

●	the extension of the expiration time of the rights offering from 5:00 P.M. Eastern time on December 15, 2017 to 5:00 P.M. Eastern time on December 19, 2017;

●	and to make related changes.

All references to the price per unit of $1.75 are hereby amended to $1.50 per unit. All references to the warrant exercise price of $2.36 per share are hereby amended to $2.025 per share. All references to the conversion price of Raptor’s note of $1.75 are hereby amended to $1.50. All references to the expiration time of the rights offering of 5:00 P.M. Eastern time on December 15, 2017 are hereby amended to 5:00 P.M. Eastern time on December 19, 2017.

The Summary of the Offering, Backstop Commitment, Capitalization and Dilution sections on pages 5, 43, 44 and 44, respectively, of the Prospectus are hereby replaced by the following new Backstop Commitment, Capitalization and Dilution sections (which reflect the change to the subscription price of the non-transferable subscription rights).

This prospectus supplement no. 2 should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement no. 2 supersedes the information contained in the Prospectus.

SUMMARY OF THE RIGHTS OFFERING

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing to holders of our common stock, $0.0001 par value, at no charge, non-transferable subscription rights to purchase units. Each unit consists of one share of common stock and a warrant to purchase 1/2 of a share of common stock. Each whole warrant will be exercisable for one share of our common stock. You will receive one subscription right for every share of common stock owned at 5:00 p.m., Eastern Time, on December 1, 2017, the record date of the rights offering. The common stock and the warrants comprising the units will be separate upon the closing of the rights offering and will be issued separately but may only be purchased as a unit, and the units will not trade as a separate security. The subscription rights will not be tradable.

Warrants

Each whole warrant entitles the holder to purchase one whole share of common stock at an exercise price of per share equal to $2.025 from the date of issuance through its expiration 3 years from the date of issuance. A holder may not exercise any portion of the warrant to the extent that the holder would beneficially own more than 4.99% of our outstanding common stock after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. The foregoing limitation on exercise does not apply to any holder who beneficially owns in excess of 4.99% of our outstanding common stock immediately prior to the rights offering.

Subscription Pricing Formula	The subscription price per unit will be $1.50.

Minimum Offering Amount from Exercise of Subscription Rights Outside of the Backstop Commitment	$4.5 million. As such, the minimum aggregate gross proceeds to us from rights holders in the rights offering and the related backstop commitment will be $10.5 million.

Procedures for Exercising Subscription Rights

To exercise your subscription rights, you must take the following steps:

If you are a record holder of our common stock, you must deliver payment and a properly completed subscription rights certificate to the subscription agent to be received before 5:00 PM Eastern Time, on December 19, 2017. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If you are a beneficial owner of shares that are registered in the name of a broker, dealer, custodian bank, or other nominee, you should instruct your broker, dealer, custodian bank, or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 PM Eastern Time, on December 19, 2017.

If you cannot deliver your rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow guaranteed delivery procedures”.

Subscription Right	Each subscription right consists of a basic subscription right and an over-subscription privilege.

Basic Subscription Right	Each basic subscription right will entitle you to purchase one unit at the subscription price per share of common stock held by you on the record date of December 1, 2017, subject to proration described elsewhere.

Over-Subscription Privilege	If you exercise your basic subscription rights in full, you may also choose to purchase a portion of any units that are not purchased by our other stockholders through the exercise of their basic subscription rights. You may subscribe for additional units pursuant to this over-subscription privilege, subject to proration described elsewhere.

Backstop Commitment

December 6, 2017, we entered into a definitive Backstop Agreement with Raptor/ Harbor Reeds SPV, LLC, a significant shareholder of the Company, (“Raptor”), whereby Raptor agreed to purchase from us a minimum of $6 million of units pursuant to its subscription rights and in a private placement, subject to customary terms and conditions. Raptor will exercise its basic subscription right for a minimum of 750,000 units and may exercise its over-subscription privilege as a rights holder in the rights offering (subject to pro-ration as described elsewhere in this prospectus), but has no obligation to do so. The backstop commitment will be reduced by the subscription price paid by Raptor for its exercise of the basic subscription right (if any) and over-subscription privilege (if any) in the rights offering. The backstop commitment will also be reduced to the extent aggregate gross proceeds to Company from the exercise of rights by rights holders exceeds $8 million and is subject to other customary terms and conditions. The backstop commitment is scheduled to close not later than the third trading day following the expiration date of the rights offering. Investment of any amount greater than $6 million will be made in Raptor’s sole discretion, subject to limitations of NYSE American Company Guide Section 713 and shareholder approval obtained at the Company’s 2017 Annual Meeting of Stockholders. For further information regarding the backstop commitment and our obligations thereunder, see “the Backstop Commitment”.

Potential Change of Control	Assuming we receive combined subscriptions from the exercise of subscription rights and from the backstop provider for $10.5 million by the expiration date, Raptor would acquire a minimum of 4,000,000 shares of our common stock and warrants to purchase 2,000,000 shares of common stock plus additional warrants to purchase 750,000 shares of common stock, following which the backstop provider would beneficially own approximately 33% of our outstanding common stock. Additionally, Raptor will have acquired shares or the right to acquire shares representing 40% of our outstanding shares of common stock on a pre-transaction basis (not taking into account shares acquired by rights holders), triggering a change of control under NYSE American rules and guidance. We also agreed to appoint two persons designated by Raptor to our board of directors, subject to NYSE American approval. The ownership percentage described in this paragraph is based upon our outstanding common stock and the beneficial ownership of backstop provider as of December 1, 2017. The number of shares of our common stock outstanding listed in each case above assumes that (1) all of the other shares of our common stock issued and outstanding on December 1, 2017 will remain issued and outstanding (2) we will not issue any shares of common stock in the period between December 1, 2017 and the closing of this rights offering. As a result, Raptor would not only be our largest shareholder exercising substantial voting control but would also have significant influence on our board of directors.

Use of Proceeds

We are conducting the offering to raise capital that we intend to use for repayment of past-due accounts payable, repayment of certain outstanding indebtedness, sales and marketing, and general working capital purposes and to increase our stockholders’ equity to extent required to meet continued listing standards on the NYSE American.

No Fractional Shares	We will not issue fractional shares of common stock in the rights offering. Rights holders will only be entitled to purchase a number of units representing a whole number of shares of common stock, rounded down to the nearest whole number of units a holder would otherwise be entitled to purchase. Any excess subscription payments received by the subscription agent will be returned as soon as practicable after expiration of the rights offering, without interest or penalty. Similarly, no fractional shares of common stock will be issued in connection with the exercise of a warrant. If, upon exercise of a warrant, the holder thereof would be entitled to receive a fractional share of common stock, upon exercise, the holder will only be entitled to receive a whole number of shares of common stock, rounded down to the nearest whole number.

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred, assigned or given away to anyone. The subscription rights will not be listed for trading on any stock exchange or market. The warrants will not be listed for trading on any stock exchange or market.

Transferability of Warrants	Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer. The warrants will not be listed for trading on any stock exchange or market.

Limitations on Exercise

You may only purchase the number of whole units purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering, plus the over-subscription privilege, if any. Accordingly, the number of units that you may purchase in the rights offering is limited by the number of shares of our common stock you held on the record date and by the extent to which other stockholders exercise their basic subscription rights and over-subscription privileges, which we cannot determine prior to completion of the rights offering.

In the event that the exercise by a stockholder of the basic subscription right or the over-subscription privilege could, as determined by the Company in its sole discretion, potentially result in a limitation on the Company’s ability to use net operating losses, tax credits and other tax attributes, which we refer to as the “Tax Attributes,” under the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, and rules promulgated by the Internal Revenue Service, the Company may, but is under no obligation to, reduce the exercise by such stockholder of the basic subscription privilege or the over-subscription privilege to such number of shares of common stock as the Company in its sole discretion shall determine to be advisable in order to preserve the Company’s ability to use the Tax Attributes.

Record Date	5:00 p.m., Eastern Time, on December 1, 2017

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on December 19, 2017

Use of Proceeds	We are conducting the rights offering to raise capital that we intend to use for repayment of past-due accounts payable, repayment of certain outstanding indebtedness, sales and marketing, and general working capital purposes. We also require funding of the minimum offering amount to increase our stockholders’ equity sufficiently to meet continued listing standards of the NYSE American. See “Use of Proceeds”.

No Board Recommendation	Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You are urged to make your decision to invest based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights and even if the rights offering is extended for a period not to exceed 20 days by our board of directors.

U.S. Federal Income Tax Considerations	Our U.S. tax counsel, Libertas Law Group, Inc., is of the opinion that the rights offering will not be part of a disproportionate distribution, but certain aspects of that determination are not certain. This position is not binding on the Internal Revenue Service (the “IRS”) or the courts, however. You should consult your own tax advisor as to the tax consequences of the rights offering in light of your particular circumstances. See “Material U.S. Federal Income Tax Consequences” on page 45. For further information, please see “Material U.S. Federal Income Tax Consequences”.

Extension, Cancellation and Amendment	We have extended the expiration time for the rights to December 19, 2017, and we may extend the rights offering for a period not to exceed and additional 16 days. Our board of directors may for any reason terminate the rights offering at any time before the completion of the rights offering. In addition, if we do not receive combined subscriptions from the exercise of subscription rights and from the backstop provider for $10.5 million by the expiration date, we will cancel the offering and you will receive a refund of the money you have advanced, without interest.

Subscription Agent	Continental Stock Transfer & Trust Company

Information Agent	Okapi Partners LLC

Dealer-Manager	Maxim Group LLC

Risk Factors	You should carefully read and consider the risk factors beginning on page 17 of this prospectus, together with all of the other information included in or incorporated by reference into this prospectus, before you decide to exercise your subscription rights to purchase shares of our common stock.

Distribution Arrangements	Maxim Group LLC is the dealer-manager for the rights offering. The dealer-manager will provide marketing assistance and advice to us in connection with the rights offering and will use its best efforts to solicit the exercise of subscription rights and participation in the over-subscription privilege. The dealer-manager is not underwriting or placing any of the subscription rights or the units, shares of common stock or warrants to be issued in the rights offering, and does not make any recommendation with respect to such subscription rights (including with respect to the exercise or expiration of such subscription rights), units, shares of common stock or warrants. We have agreed to pay the dealer-manager certain fees and to reimburse the dealer-manager for certain out-of-pocket expenses incurred in connection with this offering. See “Plan of Distribution” on page 53 for a discussion of the fees and expenses to be paid to the dealer-manager in connection with this rights offering.

NYSE American Trading Symbol	REED

Questions	If you have any questions about the rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the subscription agent, Continental Stock Transfer & Trust Company at (917) 262-2378 or the information agent, Okapi Partners LLC, at (212) 297-0720, (888) 785-6617 (toll free) or info@okapipartners.com.

Risk Factors

Before you invest in the offering, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” beginning on page 17 of this prospectus, including, without limitation, the risks related to our growth strategy, risks related to our business and risks related to the beverage industry. You should carefully read and consider the risk factors contained in this prospectus, together with all of the other information included in or incorporated by reference into this prospectus, before you decide to exercise your subscription rights to purchase shares of our common stock.

THE BACKSTOP COMMITMENT

General

December 6, 2017, we entered into a definitive Backstop Agreement with Raptor/ Harbor Reeds SPV, LLC, a significant shareholder of the Company, (“Raptor”), whereby Raptor agreed to purchase from us a minimum of $6 million of units pursuant to its subscription rights and in a private placement, subject to customary terms and conditions. Raptor will exercise its basic subscription right for a minimum of 750,000 units and may exercise its over-subscription privilege as a rights holder in the rights offering (subject to pro-ration as described elsewhere in this prospectus), but has no obligation to do so. The backstop commitment will be reduced by the subscription price paid by Raptor for its exercise of the basic subscription right (if any) and over-subscription privilege (if any) in the rights offering. The backstop commitment will also be reduced to the extent aggregate gross proceeds to Company from the exercise of rights by rights holders exceeds $8 million and is subject to other customary terms and conditions. The backstop commitment is scheduled to close not later than the third trading day following the expiration date of the rights offering. Investment of any amount greater than $6 million will be made in Raptor’s sole discretion, subject to limitations of NYSE American Company Guide Section 713 and shareholder approval obtained at the Company’s 2017 Annual Meeting of Stockholders.

As compensation for the backstop commitment and subject to the closing of the rights offering, we will issue to Raptor, five- year warrants to purchase a minimum of 750,000 shares of our common stock. In the event Raptor funds more than $6 million pursuant to the backstop commitment, we will grant to Raptor additional warrants equal to 12.5% of funding in excess of $6 million. These “backstop warrants” will have an exercise price equal to $1.50, will not be exercisable for a term of 180 days and will have a cashless exercise feature. The backstop warrants are issuable to Raptor upon conclusion of the rights offering in consideration for the backstop commitment, subject to closing the rights offering, or, in the alternative, as a break-up fee if we enter into a definitive backstop commitment agreement for this rights offering with a third party unaffiliated with Raptor.

We also agreed to register the shares of common stock underlying the units (including shares of common stock underlying the warrants contained in the units) and shares of common stock underlying the backstop warrants. We will be subject to certain liquidated damages if we do not register the shares within the prescribed time frame.

Further, subject to NYSE American rules, we agreed to use our best efforts to appoint up to two individuals designated by Raptor to serve on our board of directors.

Further, on December 6, 2017, we entered into an amendment agreement with Raptor, extending its subordinated convertible non-redeemable secured note in the principal amount of $3.4 million by twenty-four months in exchange for amending the conversion price of the note from $3.00 to $1.75. Concurrently with the reduction of the subscription price in the rights offering, we also agreed to further reduce the conversion price to $1.50. We also agreed to register the shares of common stock issuable upon conversion of the note. We will be subject to certain liquidated damages if we do not register the shares within the prescribed time frame. This amendment to the note is subject to closing of the rights offering and will be null and void if the rights offering is terminated, for any reason.

Regardless of whether the transactions contemplated by the backstop agreement are consummated, we have agreed to reimburse Raptor/ Harbor Reeds SPV, LLC for all reasonable out-of-pocket fees and expenses (including attorneys’ fees and expenses) incurred by them in connection with the backstop agreement and the transactions contemplated thereby, not to exceed $50,000.

Change of Control

The backstop commitment is likely to result in a change of control, per NYSE rules and guidance. The NYSE American does not define change of control, and the exchange applies a subjective test on a case-by-case basis. Generally, purchases of between 20% and 30% of the outstanding share capital may be deemed to be a change of control. Counting is prospective and based on the total number of shares that could be issued, as opposed to retrospective and based on the shares that were in fact issued. The NYSE American also counts warrants toward the 20% threshold.

Assuming we receive combined subscriptions from the exercise of subscription rights and from the backstop provider for $10.5 million by the expiration date, Raptor would acquire a minimum of 4,000,000 shares of our common stock and warrants to purchase 2,000,000 shares of common stock plus additional warrants to purchase 750,000 shares of common stock, following which the backstop provider would beneficially own approximately 33% of our outstanding common stock. Additionally, Raptor will have acquired shares or the right to acquire shares representing 40% of our outstanding shares of common stock on a pre-transaction basis (not taking into account shares acquired by rights holders), triggering a change of control under NYSE American rules and guidance. We also agreed to appoint two persons designated by Raptor to our board of directors, subject to NYSE American approval. The ownership percentage described in this paragraph is based upon our outstanding common stock and the beneficial ownership of backstop provider as of December 1, 2017. The number of shares of our common stock outstanding listed in each case above assumes that (1) all of the other shares of our common stock issued and outstanding on December 1, 2017 will remain issued and outstanding (2) we will not issue any shares of common stock in the period between December 1, 2017 and the closing of this rights offering. As a result, Raptor would not only be our largest shareholder exercising substantial voting control but would also have significant influence on our board of directors.

On September 29, 2017, pursuant to NYSE American requirements, at our 2017 Annual Meeting of Shareholders, our shareholders pre-approved the issuance to Raptor/ Harbor SPV, LLC of shares of common stock at a discount to market and the potential change of control that could result from the transaction. This approval expires December 28, 2017.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2017, on an actual basis and pro forma on an “as adjusted” basis to give effect to the rights offering, assuming gross proceeds from the rights offering of each of $10.5 million and $14 million from the exercise of subscription rights by rights holders (other than backstop provider, officers, directors and investors having prior existing relationships with the Company) after deducting estimated offering expenses including and dealer-manager fees and expenses payable by us of $1,345,000 and $1,095,000 respectively. You should read this table together with the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included in this prospectus. We are unable to predict the actual level of participation in the offering.

	As of September 30, 2017	Pro Forma As Adjusted Minimum ($10.5M)	Pro Forma as Adjusted Maximum ($14MM)

Cash	$348,000	$9,748,000	$13,003,000

Long-term debt
Lease obligations less current portion	286,000	286,000	286,000
Line of credit	5,153,000	5,153,000	5,153,000
Real estate financing agreement less current portion	1,283,000	1,283,000	1,283,000
13% Term loan due 2018	1,500,000	1,500,000	1,500,000
15.85% Term loan B due 2018	1,500,000	1,500,000	1,500,000
13% Capex loan less current portion due 2018	3,182,000	3,182,000	3,182,000
12% Convertible Note net of discount, due 2019	748,000	748,000	748,000
	13,652,000	13,652,000	13,652,000

Preferred shares outstanding 9,411 shares outstanding, $10 par value on a pro forma basis;	94,000	94,000	94,000
Common shares outstanding 15,258,258 shares outstanding, $.0001 par value on a pro forma basis;	1,000	2,000	2,000
Additional paid-in capital	35,447,000	45,852,000	48,102,000
Accumulated deficit	(39,185,000)	(39,185,000)	(39,185,000)
Stockholders’ equity	(3,643,000)	5,763,000	9,013,000
Total capitalization	$10,009,000	$19,415,000	$22,665,000

The information above is as of September 30, 2017 and excludes:

●	up to 4,000,000 shares underlying warrants that may be issued in this rights offering and 750,000 shares underlying commitment warrants issuable to the backstop provider;

●	714,500 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.60 per share;

●	1,908,616 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.50 per share;

●	Approximately 3 million shares available for issuance under our 2017 Equity Incentive Plan;

●	2,266,667 shares reserved for issuance upon conversion of secured convertible subordinated non-redeemable note in the principal amount of $3,400,000 held by Raptor/ Harbor Reeds SPV, LLC.

DILUTION

Purchasers of our common stock in the rights offering (and upon exercise of the warrants issued pursuant to this rights offering) will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2017 was $(0.29) per share of our common stock. Net tangible book value per share is equal to our total net tangible book value, which is our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock. Dilution per share equals the difference between the amount per share paid by purchasers of shares of common stock in the rights offering and the net tangible book value per share of our common stock immediately after the rights offering.

The following table illustrates this per-share dilution on a pro forma basis, assuming subscriptions from the exercise of subscription rights by rights holders (other than backstop provider, officers, directors and investors having prior existing relationships with the Company) equal $14 million for the sale of eight million units (excluding any issuance of shares of common stock upon exercise of warrants) and after deducting estimated offering expenses including and dealer-manager fees and expenses payable by us of $1,345,000:

Subscription price	$1.50
Net tangible book value per share prior to the rights offering	$(0.29)
Increase per share attributable to the rights offering	$0.62
Pro forma net tangible book value per share after the rights offering	$0.33
Dilution in net tangible book value per share to purchasers	$1.17

The following table illustrates this per-share dilution on a pro forma basis, assuming subscriptions from the exercise of subscription rights by rights holders (other than backstop provider, officers, directors and investors having prior existing relationships with the Company) equal $10.5 million for the sale of six million units (excluding any issuance of shares of common stock upon exercise of warrants), and after deducting estimated offering expenses including and dealer-manager fees and expenses payable by us of $1,095,000:

Subscription price	$1.50
Net tangible book value per share prior to the rights offering	$(0.29)
Increase per share attributable to the rights offering	$0.51
Pro forma net tangible book value per share after the rights offering	$0.22
Dilution in net tangible book value per share to purchasers	$1.28

The information above is as of September 30, 2017 and excludes:

●	up to 4,000,000 shares underlying warrants that may be issued in this rights offering and 750,000 shares underlying commitment warrants issuable to the backstop provider;

●	714,500 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $4.60 per share;

●	1,908,616 shares issuable upon the exercise of outstanding warrants with a weighted average exercise price of $2.50 per share;

●	Approximately 3 million shares available for issuance under our 2017 Equity Incentive Plan;

●	2,266,667 shares reserved for issuance upon conversion of secured convertible subordinated non-redeemable note in the principal amount of $3,400,000 held by Raptor/ Harbor Reeds SPV, LLC.

To the extent that outstanding options or warrants are exercised and convertible notes are converted, the investor purchasing our common stock in this offering will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations. To the extent that additional capital is raised through the sale of securities, the issuance of those securities could result in further dilution to our stockholders.

END OF PROSPECTUS SUPPLEMENT NO. 2